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Today

🔁 **Steve St. Germain**
@steelsf

Twitter Analytics now open to ALL users! Just go to ████████ (even if you don't advertise) and click analytics at the top.

Originally tweeted on 6/13/2013 10:06:30 AM

🕐 12:04 PM

| **4** Retweets | **0** Favorites | **0** Mentions | **0** Clicks | **730** Potential |

💬 Ha! RT ████████ Love this from ████████ on responsive design: "If you have to pinch to read content, you didn't do it right."

🕐 12:01 PM

| **0** Retweets | **0** Favorites | **0** Mentions | **730** Pot... |

Clunky / Data Rich and Unaffordable + No True AI



We've been there...

Experienced founder felt the pain of creating content, managing marketing assets, setting schedules and running 6+ social media platforms on a lean budget.

Businesses fail to engage effectively with leads online or visually see where customers come from. We started with social media management and soon, will have the means to write ALL marketing copy at scale using our smart content creation engine (patent pending)

Industry Size: $18B+ by 2023



The solution

word|data™ · hello Woofy

AI Powered API

Engines


Artificial Intelligence


Platform Compliance


Predictive Linguistics


Colorblind Support


1st Party Data


Post Schedule Optimization


Natural Language Processing


Voice Assist


Vision/Object Detection


Patent Fillings

Smart Marketing for Underdogs (aka Small Businesses)





Woofly.ai

Unlock Pro

Copy to Clipboard

Click on the hashtags and emojis to copy

...rds that go well with your social media post.

I love dogs

I love dogs?

I love dogs? yes

#photooftheday
#instamood
#instablog
#heart
#feelings
#poetry
#aktivier

love

Demo of HelloWoofy.com

Translate Your Copywriting into any Language

Autocomplete Social Posts Saving You Time

Soon: **SEO Optimized Blog Posts** Too!

See **Quotes** and **Hashtags** from any Article URL

Emojis May Drive Significant Uplifts in **Engagement** (A.I. Recommended)

See Copyright Free **Graphics** Based on Your Social Media Post and **Suggested Hashtags**

Use Your Favorite **Graphic Editors** to Create Works of Art!

Create New Post

What do you want to say?   English   Spanish

Social media is a great marketing tool [tab]

https://www.socialmediaexaminer.com/organic-social-content-marketing...

Quotes

"Every time he posts something new to Medium, he sends an email directing his email list to that post so that it generates claps."

+ add to post

Hashtags   URL Related

#TWITTER   #FACEBOOK   #CONTENT   #ONE
#LINKEDIN   #ALGORITHM   #MEDIUM   #ENGAGEMENT

Emojis

Post Date
○ Post Now
○ Schedule Post

Select Hour

Select Hour

Images Related Hashtags

#SocialMedia   #Technology
#Instagram   #SocialMediaManager
#YoutubeVideos   #DigitalMarketing
#SocialMediaMarketing #Facebook

+ADD PHOTO OR VIDEO

Canva

PicMonkey   designbold

Choose your social account   CANCEL   POST

Autocomplete Post, Find Trending Hashtags, Engaging Emojis and More....



Be aware of how similar your content is... Upload Images w/ Text...Let Woofy Type It



Write Long Form Content Like a Pro...Automagically



1. Blog Articles
2. Whitepapers
3. and more.


Watch Demo

AI Powered Autocomplete for Copy Creation

autocomplete

Demo of Google Chrome Extension: Autocomplete Anywhere on the Internet Using AI

This is me typing a blog post on Medium.com!

What an amazing shot at the |urn `tab`





Creators share content directly into the living rooms of their listeners, fans and customers.

Schedule text, audio or video posts alongside popular social media websites using your favorite marketing platform, hellowoofy.

Smart speaker marketing...for every underdog!

Click to See DEMO

amazon alexa

HelloWoofy Skill (Coming Soon)



emojidata™

NAVIGATION

- Dashboard
- Demo
- Analytics
- Keys
- Plans & Credits
- Docs

Arjun

Your API Consumption

Total: 11817313

Last 365 days

RealTime Emoji Tracker

API Calls

~5M+ Monthly

~20M+ Total

Your API Consumption

Total: 11817313

Last 365 days

Combined, Google, Amazon and Microsoft Provided Over $250,000 in Credits for Tech Expansion and Data Science Research

Enterprise Play:
WordData / EmojiData API



- ✍️ **API Call Based Pricing**
- 📱 **SaaS SMM Platform**
- 📺 **Google Chrome Extension**
- **and more.**

🚀

😄



World's 🌎 first programmatic 💻 emoji database + API

6,000,000 API Calls a Month (and growing)



Real Time Use of Emojis Across Globe 🌎

word|data ™



autocomplete|

~21,900% Growth in 2020







Today

Gross volume ⌄   Yesterday ⌄
$324.00 $162.00
11:22 PM

12:00 AM   Now, 11:22 PM

Reports overview

Custom ⌄   📅 Mar 1–Sep 9   compared to   Previous year ⌄

Gross volume +5,803.0%   Net volume from sales ℹ️ +5,390.9%
$95,962.55 $1,625.65 $86,039.25 $1,566.93

Mar 2020   Sep 2020   Mar 2020   Sep 20



Monthly Sales
~$10k-$15k

Total Sales
~$200,000



Customers
~7,000 SMBs



~6,200 B2B Customers

Social Media Managers




Ned Donovan   **Ali Mahvan**

Brands and Small Businesses




Social Media Agencies







Go to Market Strategy

Unique technology allows Woofy to compete and capture where leading competitors can't due to limitations in language, tech and pricing options.

Step 1: Capture Tier 2/3 Countries
Step 2: Use global dominance to Capture Tier 1 Countries
Step 3: Use First Party Training Data to Improve AI....
Offer API as a Service

~6,000 Leads
~5,000 Customers




**Co-Creation: Integrated
with Hootsuite (18M+ Pros)**



	hello**Woofy**™	**Hootsuite**	**buffer**	**MeetEdgar**
Social Media Management	✓	✓	✓	✓
Desktop Dashboard	✓	✓	✓	✓
Infographic/Visual Analytics	✓	✓	✓	✗
Mobile App	✓	✓	✓	✗
Recurrence/Automation	✓	✗	✗	✓
AI/ML/Compliance Engines	✓	✗	✗	✗
1St Party Data Insights/Trends	✓	✗	✗	✗
Voice Assist/Colorblind Support	✓	✗	✗	✗
Long Form Content AI Creator	✓	✗	✗	✗
Autocomplete Posts	✓	✗	✗	✗
Basic Plans	$49 - $129	$29 - $129	$10 - $199	$49



10 Year Vision



Step 1

Giveaway product as "loss leader" reaching critical mass of users at an affordable price point crushing "competitors" on traditional SaaS business models within industry...

+ In App Purchases of Premium Features (HelloWoofy generates commissions via third party vendors 10-15%)

Step 2

Use first party data + 500M data points to train autocomplete as a service API, WordData.ai, further increasing accuracy of AI outputs exponentially...

Step 3

Power the internet with all things writing based (forms, emails, blog posts, social media content, ad copy etc.) using browser extensions or custom enterprise API integration of WordData.ai tech into platforms...

AI Powered API Powering ALL Copy Creation Online ("Autocomplete as a Service")

autocomplete|

The Experts



Founder


Arjun
CEO + INVESTOR

Data Science and Artificial Intelligence Research


Sunil
LEAD DATA SCIENTIST


Arun
DATA SCIENTIST


Abhi
FULL STACK ENGINEER

Design, UX and UI


Ana
LEAD AI DESIGNER


Alla
JUNIOR DESIGNER


Beatriz
UI DESIGNER

Growth Marketing


Michael
VP OF PAID MARKETING

Engineering and Product


Anton
VP OF ENGINEERING


Georgi
LEAD ENGINEERING MANAGER


Alex
SENIOR ENGINEER


Alex
FULL STACK ENGINEER


Alek
LEAD QA ENGINEER


Vitaliy
IOS ENGINEER


Nik
ANDROID ENGINEER

Executive Assistants


Buel
CHIEF WOOF OFFICER


Amber
CHIEF MEOW OFFICER


Coal
CHIEF PURR OFFICER



Investors and Advisors



DRAPER ASSOCIATES

QUAKE 1517
NEW YORK CITY



Beier Cai
Founding Lead Engineer, Hootsuite
Founder, Commit

Advisor
Engineering/Data Science



Michael Donnelly
Managing Director, Lighthouse Labs LLC,

Partnerships, Agency Relations and Marketing



Scott Kallick
Business Coach

Strategy, Culture and HR



Glenn Argenbright
General Partner, Quake Capital

Human Resources



Danielle and Michael
1517 Fund (Scout Venture for Peter Thiel)

Strategy and Culture



Bonnie Halper
Editor in Chief,
StartupOneStop.com

Advisor
Content/Communications/
Human Resources



Steve Hayden
Former Vice Chairman and CCO, Ogilvy Worldwide

Investor
Marketing/Branding/Biz Dev



Jodie Green
Founder, Little Dragon Digital

Advisor and Investor
Strategy/PR/Marketing



Tim Draper
Founder, Draper Associates

Strategic Partnerships,
Media and Press



Roger Marion
Founder, Marion and Allen

Legal Counsel
Legal/Finance/Investor Relations



Troy Sandidge
Social Media Executive

Partnerships, Media, Product

Raising via Equity Crowdfunding!





Thank you

ASK FOR A DEMO. ONBOARDING IN 15 MINS OR LESS.

helloWoofy ™

arjun@hellowoofy.com

word|data ™
a helloWoofy project

AI Powered API Powering ALL Copy
Creation Online ("Autocomplete as a
Service")

What Did the Judges Say on TV?



"I also noticed that [Arjun] was very precise about where he was suppose to stand...to create a great product you really have look for that perfection..." - Tim Draper, Billionaire VC and Founder of Draper Associates

"We thought it had incredible uniqueness...I don't know anyone doing AI for emojis..." - Tim Draper, Billionaire VC and Founder of Draper Associates

"Feels like autocomplete in iMessage except it actually works." - Nick Mehta, CEO, Gainsight

"You can help us look really hip on social media...this is amazing!" - Nick Mehta, CEO, Gainsight

"He's found a market pinpoint that being a business person is real." - Nick Mehta, CEO, Gainsight

"I was impressed with the technology...this is a great use case." - Nick Mehta, CEO, Gainsight

"He's a very impressive guy and I am all for it. [...] I like the guy."" - Bill Draper, Draper Richards Kaplan Foundation

"[...] Woofy, for me...it's the full package of compelling story, clear articulation of the vision, neat technology, good design." - Nick Mehta, CEO, Gainsight

HelloWoofy

[HelloWoofy](#), the software platform that uses AI and data science to make social media marketing easy, has been on the Network for about two months now. So far, they've raised an impressive $324,212.

Since our last update, [HelloWoofy](#) was featured on Sony Entertainment Television's show, *Meet the Drapers*. It's a reality show where entrepreneurs pitch their companies to Tim Draper and his father, Bill.

[HelloWoofy's](#) founder and CEO, Arjun Rai, is excited to report that his startup won the first round of the show and is now in first place based on the overall raise total of any contestant [...] It'll be interesting to see what they do next.

[...]

We'll talk soon.

Until next time,

Neil Patel






"Emojis in a tweet can **increase engagement by 25.4%** and emojis in a facebook post can and the number of comment **increase the number of likes by 57%** and shares by 33%."

Hubspot Research Article





"48% of respondents [...] say they are more likely to follow a brand on social media if it uses emojis, while **44% claim to be more likely to purchase products** that are advertised using emojis."

Adobe Emoji Trend Report, July 2019



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